UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Perpetuals.com Ltd (the “Company”) issued a press release on July 7, 2026, announcing the Company has signed a non-binding term sheet to explore the potential acquisition of AI Financial Corporation’s subsidiary, Alt5 Sigma Canada, Inc. A copy of this press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release — Statement on a proposed transaction with AI Financial Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: July 7, 2026	By:	/s/ Patrick Gruhn
	Name:	Patrick Gruhn
	Title:	Co-Chief Executive Officer and Representative Director
(Principal Executive Officer)

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